Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM Q2 2018

Toronto, ON – August 9, 2018. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the quarter ended June 30, 2018. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “The recently announced indefinite suspension of operations at Cameco’s McArthur River mine and Key Lake mill complex remind us of just how challenging the current uranium market is for producers. Denison made a strategic decision in 2012 to divest from its former producing assets in the United States and reduce staff levels, and has spent the last several years positioning our business for the future with a focus on minimizing dilution to shareholders. Our strategy is ambitious and involves the advancement of our flagship Wheeler River project towards development and production – intending to claim the “pole position” as the next new uranium mine to be built in Canada. The project is already the largest undeveloped uranium project in the infrastructure rich Eastern portion of the Athabasca Basin, and we are nearing the completion of a Pre-Feasibility Study following over two years of both exploration and project development successes.

Our exploration team delivered with an 88% increase in estimated indicated mineral resources for Wheeler River earlier this year, and our project development team has been diligently working away at optimizing operating costs, capital costs, and timelines to production, from our previously released Preliminary Economic Assessment. A new mining method has been selected for the Phoenix deposit, intending to unlock the value of what is the world’s highest grade undeveloped uranium deposit, and additional mineral resources are being incorporated into our plans for the Gryphon deposit.

With the market beginning to recognize that current uranium prices are both cyclically and irrationally low, we are delighted with the prospect of being able to showcase the economic potential of the Wheeler River project with the planned release of the PFS in September.”

PERFORMANCE HIGHLIGHTS

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Wheeler River Pre-Feasibility Study (‘PFS’) remains on track for completion during the third quarter of 2018

Engineering designs, laboratory analyses, cost estimation and economic modelling, environmental baseline data collection and modelling, as well as community consultation relating to the Wheeler River project PFS are continuing on schedule. The Company has completed an extensive analysis of different mining methods for the Phoenix deposit, including the completion of a trade-off study of the final two options, and has selected the mining method to be included in the PFS. It is expected that the PFS will be completed in the third quarter of 2018.

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Wheeler River assay results from winter 2018 exploration confirms the potential for further resource growth

Assay results received during the second quarter of 2018 returned high-grade uranium intercepts from reconnaissance drill holes completed to the northeast of the Gryphon deposit, and on 50 to 100 metre step outs from the currently defined boundaries of the Gryphon deposit.

Results from reconnaissance drill holes targeting the sub-Athabasca unconformity to the northeast of Gryphon, along the K-North trend, were highlighted by assays from drill hole WR-704, which included 1.4% U3O8 over 5.5 metres, located 600 metres northeast of Gryphon and drill hole WR-710D1, which included 1.1% U3O8 over 3.0 metres, located 1 kilometre northeast of Gryphon. The results confirm the continuation of the Gryphon mineralizing system to the northeast, and highlight the potential for the discovery of an additional high-grade uranium deposit within the basement, or at the unconformity, along strike of Gryphon.

Results from step-out drilling on 50 to 100 metre centres, immediately along strike to the northeast of the Gryphon deposit, were highlighted by assays from drill holes WR-696 (2.9% U3O8 over 1.5 metres) and WR-709 (1.2% U3O8 over 1.5 metres). These results occur in the upper basement and are interpreted to extend the mineralization from the E series lenses to the northeast. Additionally, drill hole WR-698 successfully intercepted high-grade mineralization (0.85% U3O8 over 5.0 metres, including 2.6% U3O8 over 1.0 metre) to the northeast of the previous down-plunge extent of A series mineralization of the Gryphon deposit. The results confirm the potential for further expansion of the estimated mineral resources for the Gryphon deposit.

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New target areas developed on exploration pipeline properties

At Hook-Carter, Denison completed its summer 2018 drilling program in late June 2018. The inaugural 2018 drilling programs at Hook-Carter, which included a winter program (four holes) and summer program (five holes), were designed to test an initial set of geophysical targets on a regional scale along 7.5 kilometres of the 15 kilometres of Patterson Corridor strike length at Hook-Carter. The nine reconnaissance holes completed to date have successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin uranium deposits, including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. The drill holes completed to date are widely-spaced and future drilling will likely include follow-up in areas of hydrothermal alteration and/or geochemical anomalism, as well as the testing of additional high-priority geophysical targets.

At Waterbury Lake, results from the winter 2018 drilling program at the Huskie zone suggest the high-grade basement-hosted mineralization is controlled by northeast striking faults, which are interpreted to be part of the regional Midwest structure. The summer 2018 drilling program, which commenced in late July 2018, will focus on additional step-out drilling at the Huskie zone, and testing of high-priority targets, approximately 2.5 kilometres to the northeast, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable Oban trend. The Oban trend has produced previous drill intercepts of uranium mineralization, but has not previously been tested at the interpreted intersection of the Midwest regional structure. The summer program is expected to include approximately 3,400 metres of diamond drilling in 7 holes.

CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2018, Denison changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having the Canadian dollar as their functional currency. The consolidated financial statements, for all periods presented, are shown in the new presentation currency.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Q2 2018	Q2 2017

Total revenues	$4,104	$4,043
Net loss	$(5,583)	$(8,870)
Basic and diluted loss per share	$(0.01)	$(0.02)

(in thousands)	As at June 30, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$29,539	$3,636
Investments in debt instruments (GICs)	$-	$37,807
Cash, cash equivalents and GIC’s	$29,539	$41,443

Working capital	$27,731	$38,065
Property, plant and equipment	$247,828	$249,002
Total assets	$309,120	$326,300
Total long-term liabilities(1)	$81,757	$84,252

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income taxes.

RESULTS OF CONTINUING OPERATIONS

Revenues

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Transaction’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company, after July 1, 2016, related to the processing of specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy applicable to the toll milling deferred revenue arrangement has changed and the comparative period has been restated to reflect this change. Refer to the Company’s unaudited interim consolidated financial statements and related notes for more details on the accounting for the APG Transaction related revenue.

During Q2 2018, the McClean Lake mill processed 5.8 million pounds U3O8 for the CLJV. The Company recorded toll milling revenue of $1,465,000 and related accretion expense of $828,000.

Revenue from the Company’s DES division was $2,140,000 and revenue from the Company’s management contract with UPC was $499,000 during Q2 2018.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as adjustments, where applicable, to the estimates of future reclamation costs in relation to the companies mining properties. Operating expenses during Q2 2018 were $1,989,000, including $1,027,000 of depreciation from the McClean Lake mill, which is associated with the processing and packaging of U3O8 for the CLJV.

Operating expenses at DES during Q2 2018 totaled $1,896,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During Q2 2018, the Company continued to focus on its highest priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in the quarter was $3,870,000. The Company’s Athabasca land package increased during the first quarter from 353,007 hectares (270 claims) to 356,713 hectares (305 claims) owing to selective staking contiguous with Denison’s Hook-Carter claims.

Wheeler River

 Project Highlights:

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Updated resource estimate confirms Wheeler River as the largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8). The mineral resource estimates are, as disclosed in the Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada with an effective date of March 9, 2018 and prepared by Mark Mathisen, C.P.G. of Rosco Postle Associates Inc. and Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (‘SRK Consulting’) (the ‘Wheeler Technical Report’).

With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8.

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PFS in progress with expected completion in September 2018

The project team is progressing with the PFS, which will include the updated resource estimates for the Gryphon deposit and the incorporation of an alternative mining method for the Phoenix deposit.

In Q2 2018, engineering designs, laboratory analysis, trade off studies, cost estimation and economic modelling, and environmental baseline data collection and modelling as well as community consultation activities continued to progress the PFS, which is expected to be finalized in September 2018.

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Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

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Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco Corp (‘Cameco’) and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3%, in accordance with this agreement.

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Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include down plunge of the A and B series lenses, and within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors, which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Evaluation Program:

During Q2 2018, Denison’s share of evaluation costs at Wheeler River amounted to $943,000, which related to work on PFS engineering and environmental activities.

PFS activities include:

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The advancement of engineering activities, including: design of Wheeler surface facilities; Phoenix mine design; Gryphon mine design; radiological assessments; water treatment plant design; and metallurgical analysis and milling capacity assessment.

●
The continuation of environmental and sustainability activities: including the community consultation and engagement process; data collection and assessment of aquatic environment, terrestrial environment and atmospheric environment; and waste rock geochemical testing.

Exploration Program:

Denison’s share of exploration costs at Wheeler River amounted to $1,434,000 during Q2 2018. The summer 2018 diamond drilling program for Wheeler River commenced in early June 2018 and is expected to include approximately 20,500 metres in 28 drill holes.

The 2018 summer drilling program is planned to focus on the following target areas:

●
K-North: follow-up of high-grade uranium mineralization discovered during the winter 2018 drilling program at 600 metres and 1 kilometre to the northeast of the Gryphon uranium deposit;

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High-priority regional targets: testing of high-priority targets along known fertile trends (Q Central, K-West) and reconnaissance exploration of high-priority targets generated from previous ground geophysical surveys (K-South and Q South); and
●
Gryphon unconformity: testing of targets immediately along strike of the Gryphon deposit at the sub-Athabasca unconformity, including extensions of the E series lenses to the northeast and the up-plunge extents of the D series lenses to the southwest.

During the second quarter of 2018, chemical assay (‘U3O8’) results were received for the Wheeler River winter 2018 drilling program, which included 21,153 metres of drilling in 29 diamond drill holes. The program was focused on step-out drilling from the Gryphon deposit and regional exploration along the K-North and K-West trend. Highlights from the winter 2018 drilling program were reported in Denison’s press release dated June 6, 2018

Exploration Pipeline Properties

While spending on exploration pipeline projects has been reduced from prior year levels, exploration activities continue to deliver encouraging results generally warranting follow-up.

At Hook Carter (Denison 80% interest and operator), the summer 2018 program consisted of 3,898 metres of diamond drilling in five completed holes, for a cumulative 2018 total of 6,960 metres in nine holes. The summer drilling program was a continuation of the Company’s winter 2018 drilling program, and focused on continued testing of high-priority geophysical targets identified from the resistivity and moving loop EM surveys carried out in 2017. The nine reconnaissance holes completed to date have successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin uranium deposits, including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. Drill data collected from the 2018 drilling programs will be used to refine geological interpretation and to establish any geochemical and hydrothermal alteration vectors toward mineralization.

At South Dufferin, a summer 2018 diamond drilling program was completed in mid-July 2018, which included 1,331 metres of diamond drilling in nine holes. The reconnaissance program was designed to test targets developed across the property from recent soil geochemical and ground electromagnetic surveys. The drill holes successfully intersected graphitic rocks, often associated with faulting, however no radioactivity was encountered and only minor hydrothermal alteration was noted in two of the holes.

At Waterbury Lake (Denison 65.45% interest and operator), the summer drilling program is in progress and is expected to include approximately 3,400 metres of diamond drilling in 7 holes, and commenced in late July 2018.

At McClean Lake, operated by Orano Canada (22.5% Denison), a DCIP resistivity survey is expected to be completed by mid-August. The survey, comprising six lines (30 kilometres), is designed to define basement targets primarily along the Tent-Seal Fault which is known to host uranium mineralization. A diamond drilling program, comprised of approximately 2,650 metres in six to eight holes, is planned as follow-up to the resistivity survey with a tentative start date in mid-September 2018.

General and administrative expenses

Total general and administrative expenses were $1,889,000 during Q2 2018. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States, as well as non-recurring project or legal costs.

Other income and expenses

During Q2 2018, the Company recognized a gain of $138,000 in other income. The gain is predominantly due to net gains on investments carried at fair value.

Equity share of income from associates

During Q2 2018, the Company recognized a gain of $433,000 from its 16.84% equity share of its associate GoviEx Uranium Inc. (“GoviEx”), owing largely to a dilution gain recognized following a recent equity financing by GoviEx in which the Company did not participate.

Liquidity and capital resources

Cash and cash equivalents were $29,539,000 at June 30, 2018.

Outlook for 2018

Refer to the Company’s annual MD&A for the year ended December 31, 2017 for a detailed discussion of the previously disclosed 2018 budget.

During the current quarter, the Company has decreased its 2018 outlook for mineral property exploration and evaluation expense by $560,000, primarily because of a reduction in the summer exploration drilling program at the South Dufferin project as well as the cancellation of the summer exploration program at the Hatchet Lake project. The Company increased its 2018 outlook for management services fees from UPC by $460,000 in order to reflect increased commissions earned as well as to reflect increased variable fees due to increased uranium spot prices. Finally, the Company has reduced the net cost of corporate administration and other, in its 2018 outlook, by $350,000. The change to the outlook for corporate administration and other is due an increase in expected interest income earned on cash and cash equivalents, offset by an increase in legal fees related to ongoing disputes.

(in thousands)	2018 Budget	CURRENT 2018 OUTLOOK	Actual to June 30, 2018(2)
Canada
Development & Operations	(5,230)	(5,230)	(1,988)
Mineral Property Exploration & Evaluation	(16,760)	(16,200)	(10,841)
	(21,990)	(21,430)	(12,829)
Other
UPC Management Services	1,230	1,690	757
DES Environmental Services	1,330	1,330	688
Corporate Administration & Other	(4,760)	(4,410)	(2,351)
	(2,220)	(1,390)	(906)
Total(1)	$ (24,190)	$ (22,820)	$ (13,735)

(1)
Only material operations shown.
(2)
The Company budgets on a cash basis and as a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2018, actual amounts reported above includes $953,000 in capital additions and excludes and excludes $883,000 net impact of non-cash items and other adjustments.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange (formerly ‘NYSE MKT’) under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 357,000 hectares in the Athabasca Basin region, including 332,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 65.45% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘target’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential’.

In particular, this news release contains forward-looking information pertaining to the following: exploration, development and expansion plans and objectives, including the results of the PEA, the work being performed in connection with, and the completion of the PFS, and the anticipated results and conclusions therefrom; the estimates of Denison's mineral reserves and mineral resources; statements regarding anticipated budgets, fees and expenditures; capital expenditure programs and reclamation costs and Denison’s share of same; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; expectations regarding the uranium market and the actions of other market participants; and expectations of the impacts of changes in accounting policies. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. This cautionary statement expressly qualifies the forward-looking information contained in this news release. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This news release may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.